TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES
1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached:		Reed Elsevier Plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights		Yes

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights

Other (please specify):
3. Full name of person(s) subject to the
notification obligation:	Invesco Limited

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or
reached:	21 September 2009

6. Date on which issuer notified:	22 September 2009

7. Threshold(s) that is/are crossed or reached:	5% — 4%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights

				Direct	Indirect	Direct	Indirect

ORD GBP 0.14 GB00B2B0DG97	103,119,769

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date		Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights

						Nominal	Delta

Total (A+B+C)

Number of voting rights				Percentage of voting rights

56,012,789				4.62%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
ABN Amro-Bank – 157,305 Brown Brothers Harriman (New Jersey) – 376,677 Bank of New York – 29,277,836 Banque Paribas – 95,460 Banque Paribas (Frankfurt) – 90,290 Credit Agricole Indosuez (Luxembourg) – 14,278 JP Morgan Chase – 3,674,576 Chase (Frankfurt) – 77,399 Citibank (Luxembourg) – 55,879 Citibank New York – 19,213 Citibank – 276,216 SG Private Banking – 17,313 Deutsche Bank UK – 31,506 Erste Group Bank AG (Austria) – 6,696 HSBC Bank Plc (London) – 633,746 Mellon Bank Pittsburgh – 32,311 Morgan Stanley (London) – 67,852 National Custody Services AU – 84,435 State Street Trust & Banking Co (London) – 5,300,251 Northern Trust Company (London) – 733,479 AIM – 14,982,812 Invesco PowerShares Capital Management – 7,259

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 1,212,425,809

14. Contact name:	Marsha Watson

15. Contact telephone number:	020 7930 7077